EXHIBIT 10.37

Tennessee Valley Authority, 400 West Summit Hill Drive, Knoxville, Tennessee 37902-1401

June 17, 2013

Mr. Joseph P. Grimes, Jr.
753 Harrison Road
Villanova, Pennsylvania 19085

Dear Mr. Grimes:

I am pleased to offer you the position of Executive Vice President and Chief Nuclear Officer with the Tennessee Valley Authority (“TVA”) in Chattanooga, Tennessee. This position is responsible for directing and managing TVA’s Nuclear Power Group and ensuring a stable base load from all of TVA’s nuclear operating units. Responsibilities include planning and directing all organizational activities related to nuclear power production, nuclear power plant operations, maintenance, modifications, and all nuclear support services and engineering activities.

Your commencement date as Executive Vice President and Chief Nuclear Officer will be September 3, 2013. Upon employment in this position, TVA will provide you an annual salary of $535,000, which will be payable on a biweekly basis.

Additionally, you will be included as a participant in TVA’s Executive Annual and Long-Term Incentive Plans. Under the Annual Incentive Plan, your annual incentive opportunity will be 80 percent of your annual salary beginning in fiscal year 2014 (October 1, 2013 through September 30, 2014). Under the Long-Term Incentive Plan, your incentive opportunity will be 110 percent of your annual salary beginning with the three-year performance cycle (FY 2012-2014) ending on September 30, 2014 (October 1, 2012 through September 30, 2014). Your long-term incentive awards will be prorated based on the number of full months you participate in the three-year performance cycles ending in September 2014 and September 2015, respectively. You will be eligible to receive a full award under the Long-Term Incentive Plan beginning with the performance cycle ending in FY 2016 (FY 2014-2016). Actual annual and long-term incentive awards are based on performance measured against performance goals established at the beginning of each performance period. The incentive awards are generally paid in the first quarter of the fiscal year following the fiscal year in which they are earned.

Joseph P. Grimes, Jr.

June 17, 2013

TVA will also enter into a Long-Term Deferred Compensation Plan (LTDCP) agreement with you that will provide annual deferred compensation credits to cover a service period beginning on the effective date of employment and ending December 31, 2015. Under the agreement, an initial credit of $250,000 will be made to an account in your name as soon as practical following execution of the agreement. Subsequent credits of $150,000 each will be made to your account on January 1, 2014 and January 1, 2015. You will become fully vested in the balance of your account if you remain employed by TVA through the expiration of the agreement on December 31, 2015, after which the account will be distributed in accordance with the election you make at the time you enter into the agreement.

Due to the nature of this position, you will also be included as a participant in TVA's Supplemental Executive Retirement Plan (SERP) at the Tier 1 level with the following provision:

•	The “Qualified Plan Offset” will be calculated based on the pension benefit you would be eligible to receive as a participant in TVA's Cash Balance Benefit Structure.

At your request, we will provide a general outline of how the SERP calculation works for you to use in your consideration of this offer.

In the event TVA terminates your employment without cause, other than due to disability or death, TVA will pay you a lump-sum payment in an amount equal to one year's annual salary. In such event, this lump-sum will be paid to you within sixty (60) days following the effective date of your separation from service. For purposes of this provision, termination without cause includes constructive termination which will be deemed to occur if you terminate your employment because you are asked to take a new position with TVA with a material reduction in level of authority, duties, compensation, and benefits. This provision shall not apply, and no lump-sum payment will be made, in the event you voluntarily terminate your employment, voluntarily retire, or your employment is terminated “for cause” (as defined below).

For purposes of this offer letter, termination “for cause” shall be defined as termination as a result of any act on your part resulting in or involving any of the following: (1) insubordination, intentional neglect of duties, or refusal to cooperate with investigations of your or TVA's business practices; (2) criminal indictment or conviction of a felony or crime of moral turpitude; or (3) misconduct involving dishonesty, fraud, or gross negligence that directly results in significant economic or reputational harm to TVA.

TVA will also provide you a biweekly vehicle allowance, totaling approximately $11,700 annually, toward the purchase or lease of a vehicle and operating fees, maintenance, repairs, accidents, and insurance. This allowance is considered a taxable benefit and will be subject to withholding and any other applicable taxes.

Joseph P. Grimes, Jr.

June 17, 2013

In connection with your move to TVA's headquarters in Chattanooga, Tennessee, TVA will pay for the actual and reasonable travel and moving expenses, including home closing costs, for you and your immediate family. TVA's relocation services program will also be available to assist you in the sale of your present home. In addition to relocation benefits, TVA will provide you a one-time recruitment and relocation incentive payment in the amount of $200,000, which will be paid to you in a lump sum as soon as practical following the commencement of your employment. These relocation benefits and the one-time recruitment and relocation incentive payment must be repaid in full to TVA if, within one year of the effective date of your employment, (i) you voluntarily terminate employment unless the separation is for reasons beyond your control and acceptable to TVA, or (ii) if you are terminated for cause.

You will be entitled to annual leave accrued at the initial rate of four (4) hours per pay period, sick leave accrued at the rate of four (4) hours per pay period, and paid holidays in accordance with applicable Federal leave laws and laws establishing Federal holidays contained in Title V of the United States Code. In your capacity as Executive Vice President and Chief Nuclear Officer, it is recognized that you will be required to work outside and beyond normal work hours. Accordingly, administrative leave for additional time off may be made available as agreed upon between you and the Chief Generation Officer.

During your employment, you will be eligible to participate in all TVA-sponsored employee benefits plans and qualified retirement plans available to new management and specialist employees at TVA. Information and materials regarding these plans, including the benefits provided under them, will be provided to you.

Your employment will be subject to the usual employment procedures and satisfactory results of a security investigation, which will include a drug screen. This position will also require, and is subject to your receiving, a top secret security clearance and a nuclear security/safeguards clearance.

If you have questions, or if I can be of assistance in any way, please do not hesitate to call me. We look forward to your acceptance and joining the TVA team.

Please sign below indicating your acceptance of this offer.

Sincerely,

/s/ Katherine J. Black
Katherine J. Black
Vice President, Human Resources

/s/ Joseph P. Grimes, Jr.         June 18, 2013
Joseph P. Grimes, Jr.                        Acceptance Date